FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:    0-30598

OLYMPIC RESOURCES LTD.
(Translation of registrant’s name into English)

525 - West Hastings Street Vancouver, British Columbia Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD. (Registrant)

By: /s/ Patrick Forseille Chief Financial Officer

Dated:   December 13, 2002

[BCSC LOGO]	British Columbia Securities Commission	QUARTERLY REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393
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     ISSUER DETAILS                                                             FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                                                          Y       M      D
OLYMPIC RESOURCES LTD.                                                           02      08     31      02     10      21
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ISSUER ADDRESS
525 - 999 WEST HASTINGS STREET
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CITY/                          PROVINCE               POSTAL CODE              ISSUER FAX NO.         ISSUER TELEPHONE NO.
VANCOUVER                      BC                     V6C 2W2                  604-689-1817           604-689-1810
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CONTACT PERSON                                        CONTACT' POSITION                               CONTACT TELEPHONE NO.
DARYL POLLOCK                                         DIRECTOR                                        604-689-1810
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CONTACT EMAIL ADDRESS                                 WEB SITE ADDRESS
orl@axion.net                                         www.orlresources.com
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         CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.
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DIRECTOR'S SIGNATURE                                  PRINT FULL NAME                                        DATE SIGNED
                                                                                                           Y      M     D
"Daryl Pollock"                                       DARYL POLLOCK                                        02     10    21
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DIRECTOR'S SIGNATURE                                  PRINT FULL NAME                                      DATE SIGNED
                                                                                                           Y      M     D
"Patrick Forseille"                                   PATRICK FORSEILLE                                    02     10    21
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OLYMPIC RESOURCES LTD.
BALANCE SHEET (Unaudited)
Second Quarter ended August 31, 2002

	August 31 2002	February 28 2002
ASSETS
Current Assets
Cash	$ 607,149	$ 467,441
Marketable securities	166,402	141,140
Prepaid expenses	4,898	21,649
Accounts receivable	106,874	4,898

	885,323	635,128
Office Equipment	12,825	13,403
Resource Properties (Note 3)	1,415,760	1,352,679
Other Investments (Note 4)	643,800	888,000

	$ 2,957,708	$ 2,889,210

LIABILITES
Current Liabilities
Accounts payable and accrued liabilities	$ 124,636	$ 262,481

	124,636	262,481

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	10,455,027	10,155,028
Retained Earnings (Deficit)	(7,621,955)	(7,528,299)

	2,833,072	2,626,729

	$ 2,957,708	$ 2,889,210

OLYMPIC RESOURCES LTD.
STATEMENT OF EARNINGS AND RETAINED EARNINGS (Unaudited)

	Quarter ended August 31		Six months ended August 31
	2002	2001	2002	2001

REVENUE
Gas revenue	$ 182,236	$ 0	$ 289,274	$ 92,248
Interest income	1,148	6,549	1,596	20,623
Management revenue	0	0	2,000

	183,384	6,549	290,870	114,871
DIRECT EXPENSES
Operating	$ 7,734	$ 0	$ 13,653	$ 250
Depletion of oil and gas properties	25,200	0	39,750	9,200

	32,934	0	53,403	9,450
REVENUE FROM OPERATIONS	150,450	6,549	237,467	105,421
GENERAL AND ADMINISTRATIVE EXPENSES
Management fees	$ 25,200	$ 33,000	$ 49,200	$ 48,000
Office rent and administration	41,392	50,514	79,535	96,553
Professional fees	33,783	23,848	65,922	52,513
Regulatory fees and transfer agent	6,149	2,238	10,844	2,338
Bank and interest charges	4,929	690	5,257	953
Shareholder communications	22,000	19,075	71,155	29,825

	133,453	129,365	281,913	230,182

Income (Loss) before other items	16,997	(122,816)	(44,446)	(124,761)
Other items	(123,633)	(111,659)
Resource property recoveries	12,095	62,448
Income (Loss)	(94,541)	(122,816)	(93,656)	(124,761)
DEFICIT, begining of period	$(7,528,299)	$(5,400,719)	$(7,528,299)	$(5,398,774)

DEFICIT, end of period	$(7,622,840)	$(5,523,535)	$(7,621,955)	$(5,523,535)

Basic earnings per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00

OLYMPIC RESOURCES LTD.
STATEMENT OF CHANGES IN FINANCIAL POSITION (Unaudited)

	Quarter ended August 31		Six months ended August 31
	2002	2001	2002	2001

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES:
Net gain (loss) for the period	$(94,541)	$(122,816)	$(93,656)	$ (124,761)
Net change in non-cash working capital items	46,369	336,693	(3,555)	(593,844)

	(48,172)	213,877	(97,211)	(718,605)

FINANCING ACTIVITIES
Issuance of capital stock	138,750	73,750	300,000	73,750

	138,750	73,750	300,000	73,750

INVESTING ACTIVITIES
Disposition of oil & gas property
Resource property expenditures, net of recoveries	(22,612)	(526,549)	(63,081)	(410,698)
Other investments

	(22,612)	(526,549)	(63,081)	(410,698)

Increase (Decrease) in cash position during the period	67,966	(238,922)	139,708	(1,055,553)

Cash position, begining of period	539,183	652,859	467,441	1,469,490

Cash position, end of period	$ 607,149	$ 413,937	$ 607,149	$ 413,937

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2002

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is primarily engaged in the oil and gas industry at both production and exploration stages.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon completion of additional financing arrangements, the continuing support of its creditors and cash flow from operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and amortized using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and amortization in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and amortization, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company’s exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2002

3.	OIL & GAS PROPERTIES

	Opening balance - February 28, 2002	Expenditures during the period, net of recoveries	Depletion	Closing balance - Aug. 31, 2002

	$	$	$	$

OIL & GAS PROPERTIES

Greene County Prospect, PA	0	81,852		81,852
East Corning, CA	792,795	1,459	(39,750)	754,504
Source Energy, CA	112,777	39,536		152,313
West Denverton Creek, CA	160,328	4,799		165,127
Tycoon 1-3, CA	158,445	(11,705)		146,740
Pioneer Canal #31-10, CA	128,334	(13,111)		115,223

	1,352,679	102,831	(39,750)	1,415,760

Greene County Prospect, PA

The Company acquired a 5% interest in certain oil and gas leases located in Greene County, Pennsylvania, by paying a 5% working interest in four exploratory gas wells. To date, the Company has payed its proportionate 5% share of drilling and completion costs of two wells completed in August.

East Corning Project, California

The Company acquired a 32% interest in certain oil and gas leases located in Tehama County, California, by paying US$168,649. Subsequent to the acquisition, the Company offered an undivided participating interest of 20% to earn a 15% working interest in the property to three other companies. During the year ended February 28, 2002, the Company entered into agreements to participate in working interests ranging from 6% to 8% in three oil and gas wells in the Victor Ranch gas field which is adjacent to the East Corning property.

Source Energy, California

The Company has participated as to a 12.6% working interest in certain oil and gas lease lands located in Kern County, California.

West Denverton Creek, California

The Company entered into a farmout agreement and earned a 11.25% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from the test well.

Tycoon #1-3, California

The Company entered into a farmout agreement and earned a 14.3% interest in certain oil and gas leases located in Glenn and Tehama Counties, California, by paying 17.875% of the costs of a test well.

Pioneer Canal #31-10, California

The Company entered into an agreement to participate in a 5.95% working interest in an oil and gas well located in Kern County, California.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2002

4.	OTHER INVESTMENTS

MIV Therapeutics Inc.

The Company entered into an investment and advisory contract with M-I Vascular Innovations Inc. (“MI Vascular”), a private Delaware company which owns 100% of MIVI Technologies Inc., a biotech research and manufacturing facility located in British Columbia. The Company also subscribed for 600,000 units in MI Vascular at a price of US$1.00 per unit. Each unit consisted of one common share and one non-transferable warrant comprised of an “A” and a “B” warrant. The warrants were subsequently amended to a single warrant to purchase up to 600,000 MI Vascular common shares exercisable at US$1.25 until April 30, 2002 and then at US$1.50 until April 30, 2003.

During the year ended February 28, 2002, MIV Therapeutics Inc. (“MIV”) executed a share exchange and finance agreement with MI Vascular. As a result, the Company held 600,000 shares and 600,000 warrants of MIV. During the quarter, the Company sold 165,000 common shares of MIV and now holds 435,000 shares.

5.	CAPITAL STOCK

(a)	Authorized

1,000,000 preferred shares without par value 100,000,000 common shares without par value

(b)	Issued and Outstanding

	2002

	Number of shares	Amount

Balance at February 28, 2002	13,694,378	$10,155,028
Transactions during the period:
Exercise warrants	0	0
Exercise options	0	0
Private placement *	1,200,000	300,000

Balance, August 31, 2002	14,894,378	$10,455,028

*

The Company completed a private placement of 1,200,000 Units at $0.25 per unit consisting of 1,200,000 common shares and 1,200,000 share purchase warrants to purchase 1,200,000 common shares at $0.35 per share to June 17, 2004.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2002

5.	CAPITAL STOCK (continued)

(c)	Stock Options

The following incentive stock options to acquire common shares were outstanding at August 31, 2002:

Number of Shares	Exercise Price	Expiry Date

1,250,000	$0.60	October 16, 2003
1,200,000	$0.35	June 17, 2004

(d)	Warrants

Number of Shares	Exercise Price	Expiry Date

495,000	$0.25	April 9, 2005
880,000	$0.25	April 9, 2005

6.	RELATED PARTY TRANSACTIONS

During the period ended August 31, 2002, the Company:

(a)	Paid management fees of $25,200 and professional fees of $10,800 to directors of the Company.

(b)	Paid or accrued fees for legal services totalling $6,231 to a law firm of which a partner of the firm is a director.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2002

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2002	2001	2000

Income (loss) before income taxes	$(2,129,525)	$ 147,991	$(631,590)

Income taxes (recovery) at statutory rates	$ (949,768)	$ 67,484	$(288,005)
Increase (decrease) in income taxes resulting from:
Non-deductible items	6,300	40,190	20,105
Deductible share issue costs	(39,313)	(40,195)	(40,195)
Oil and gas properties written-off	776,779	99,595	--
Deferred exploration costs written-off	--	--	306,097
Sale of oil and gas property	--	--	59,995
Non-capital losses of other years	--	(167,074)	(57,997)
Non-capital losses not recognized	206,002	--	--

Total income taxes	$ --	$ --	$ --

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Capital assets	$ 5,948	$ 4,509
Oil and gas properties	1,753,688	1,025,331
Share issue costs	--	36,669
Non-capital losses available for future periods	534,099	341,954
Capital losses available for future periods	15,464	15,158

	2,309,199	1,423,621

Valuation allowance	(2,309,199)	(1,423,621)
Net future income tax assets	$ --	$ --

The Company has incurred operating losses of approximately $1,236,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have been recognized in these financial statements as a valuation allowance.

OLYMPIC RESOURCES LTD.
SCHEDULE B:  SUPPLEMENTARY INFORMATION
AUGUST 31, 2002

1.	RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE

Refer to Note 6 of the accompanying financial statements

2.a)	SECURITIES ISSUED DURING THE QUARTER ENDED AUGUST 31, 2002

Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration	Commission
June 18	Share	Common	1,200,000	$ 0.25	300,000	Cash	Nil

b)	OPTIONS GRANTED DURING THE QUARTER ENDED AUGUST 31, 2002

Nil

3.a)	AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2002

See Note 5 in the financial statements

b)	OPTIONS WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT AUGUST 31, 2002

Security	Number	Price	Exercise Deadline
Options	495,000	$0.25	April 9, 2005
Options	880,000	$0.25	April 9, 2005
Warrants	1,250,000	$0.60	October 16, 2003
Warrants	1,200,000	$0.35	June 17, 2004

c)	LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2002

Daryl Pollock - President, CEO	Mike Lathigee
Patrick Forseille - CFO	Peter Jensen
John Pierce - Chairman	Ken Friedman
Beverley Funston - Corporate Secretary	Malcolm Bell - VP Communications

4.a)	BREAKDOWN OF OFFICE RENT AND ADMINISTRATION AS AT AUGUST 31, 2002

$
Rent - net	9,383
Secretarial	7,500
Telephone	1,650
Office expenses	13,929
Administrative fees	6,000

41,392

OLYMPIC RESOURCES LTD.
SCHEDULE C:  MANAGEMENT DISCUSSION
AUGUST 31, 2002

FINANCIAL REVIEW

During the three-month period ended August 31, 2002, gas revenues were $182,236 up from $0 reported from the same period in the previous year. This mainly reflects income from the East Corning and adjacent Victor Ranch gas fields which saw initial production in December 2001. Net loss for the year to date is $94,541, compared to a loss of $122,816 the previous year. The Other Items loss primarily reflects a $123,633 loss on the sale of 165,000 MIV shares. General and administrative expenses are relatively unchanged from the previous year. Current assets are $885,323 down from $1,616,800 the previous year reflecting several property write-offs last year end.

During the period, three additional wells were drilled completing a six well drill program on the East Corning Property. Two other wells were drilled in Greene County, Pennsylvania. Subsequent to the period, a development well was completed on the Southeast Garrison property in California.

During the quarter, the Company completed a private placement through the sale of 1,200,000 units raising $300,000. Proceeds are being used to finance exploration on its oil and gas properties and for working capital.

The Company held its Annual General Meeting on August 21, 2002 and all the resolutions were approved as proposed. In addition, management’s proposed slate of directors were re-appointed as follows:

Daryl Pollock - President, CEO	Mike Lathigee
Patrick Forseille - P.Geo., CFO	Peter Jensen
John Pierce - Chairman	Dr. Ken Friedman

During this meeting, the Company received shareholder approval to make application to the State of Wyoming for a certificate of registration continuing the Company as if it had been incorporated under the laws of the State of Wyoming in accordance with the Wyoming Business Corporations Act. Given that the Company’s principal business activities are carried on in the United States, it is contemplated by management that domestication in an United States jurisdiction would provide potential benefits to the Company. In particular, such a domestication would permit the Company to enter into tax free reorganization transactions under the provisions of the Internal Revenue Code of the United States.

OPERATIONS REVIEW

OIL AND GAS PROSPECTS

East Corning Prospect, California

Olympic commenced a multiple well drill program in April, 2002 on the East Corning Property in Tehama County, California. Currently, six wells have been successfully completed and initial flow tests indicate all are commercial. Three wells were put into production in June and July and the other three were put online subsequent to the period.

Olympic acquired 32% of the project consisting of 6,500 acres in oil and gas leases and over 25 miles of 2D seismic data in December 2000. A 3D seismic survey was then completed and based upon the results, a multiple well drill program was developed. This drill program will attempt to continue the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic’s East Corning property. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic will hold an approximate 17% working interest in most wells of this program.

The project is 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento Valley gas trend. The property lies adjacent to the Corning Gas Field to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. 3-D seismic has proven to be a very reliable exploration tool as 3-D surveys conducted on adjoining lands, directly to the south have helped locate numerous large natural gas pools including Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

Victor Ranch Gas Field, California

Olympic entered into three participation arrangements in the Victor Ranch gas field which lies on the south-east flank of Olympic’s East Corning property in Tehama County, California. Currently, Olympic holds an 8.3% working interest to earn a 6.53% net revenue interest in two producing wells; and a 6.05% working interest to earn a 4.92% net revenue interest in a third producing well. Olympic and partners have contributed approximately 200 acres of the East Corning property to this pool. These three wells are producing approximately 3.5 MMCFPD.

The Victor Ranch 1-7 well discovered one of the largest amounts of natural gas filled sands in the East Rice Creek field. An adjacent 3D survey reveals that this discovery extends onto Olympic’s East Corning property. Four different gas charged zones were encountered and preliminary log analysis indicates two main pay zones in the well contain 70 to 80 net feet of gas charged sands. Initial production from the two main zones was over 2 MMCFPD. Other gas wells in this area have been producing from similar zones for over ten years.

Greene County, California

Olympic participated in two wells drilled in August on approximately 3,200 net acres of oil and gas lease lands located in Greene County. Both wells tested multiple upper Devonian gas bearing formations and are currently awaiting a pipeline connection. Several more lower risk development wells are planned over the coming months.

Source Energy Prospect, California

Olympic participated in three wells drilled in October, 1999, on approximately 800 net acres of oil and gas lease lands located in Kern County. The targets in each of the three wells are the Mya, Arlington and Perdidio sands of Pliocene age. The Garrison gas well was put on initial production in late May, 2000. The well produced at a rate of approximately 2.0 MMCFPD with a tubing pressure of 1510 psi. until early December when it encountered problems. Best estimates have determined reserves are between 2-3 BCF. The new well location lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well. Subsequent to the period end, the Company successfully completed an offset well which is expected to commence production in October.

Tycoon #1-3, California

The Company acquired a 14.3% working interest in the Tycoon #1-3 well on the Rancho Capay gas field in Tehama County, California. The well is located within discontinuous turbidite sands that feather out onto a westerly rising structure, which is a typical structural gas trap within the adjacent East Rice Creek gas field. The well is currently shut in.

Pioneer Canal #31-10, California

Olympic holds a 5.95% working interest in a 9,700 foot directional development well in the Pioneer Canal area of the Canal Oil field. The #31-10 was drilled on the project covering 320 acres of land HBP (held by production) from three previously producing wells. The well has been producing for one year and has averaged about 30 barrels per day.

West Denverton Creek, California

The Company entered into a farmout agreement and earned an 11.25% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from a test well. The West Denverton Creek exploration project consists of 3,200 acres including 7 square miles of 3D-seismic data, which has identified three drill ready targets. The first test well, Glide – Colby 2-30, was drilled in January 2000 and encountered no significant hydrocarbons. A second well, the MDHF 1-36, was drilled in October 2000 and encountered no significant hydrocarbons. However, after processing information acquired from this hole, a follow-up well is expected to be drilled with considerably less risk. This area typically offers shallow hydrocarbon reserves of less than 6,000 feet in depth and is relatively underexplored.

BIOTECH

MIV Therapeutics Inc.

The Company entered into an investment and advisory contract with M-I Vascular Innovations Inc. (“MI Vascular”), a private Delaware company which owns 100% of MIVI Technologies Inc., a biotech research and manufacturing facility located in British Columbia. The Company also subscribed for 600,000 units in MI Vascular at a price of US$1.00 per unit. Each unit consisted of one common share and one non-transferable warrant comprised of an “A” and a “B” warrant. The warrants were subsequently amended to a single warrant to purchase up to 600,000 MI Vascular common shares exercisable at US$1.25 until April 30, 2002 and then at US$1.50 until April 30, 2003.

During the year ended February 28, 2002, MIV Therapeutics Inc. (“MIV”) executed a share exchange and finance agreement with MI. As a result, the Company held 600,000 shares and 600,000 warrants of MIV. During the quarter, the Company sold 165,000 common shares of MIV and presently holds 435,000 common shares.